

May 5, 2011

Mr. Robert S. Taubman
President and Chief Executive Officer
Taubman Centers, Inc.
200 East Long Lake Road, Suite 300
Bloomfield Hills, MI 48304

      RE: **Taubman Centers, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed February 25, 2011
               File No. 1-11530

Dear Mr. Taubman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Daniel L. Gordon
                    Branch Chief